EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.	Name and Address of Company

Cenovus Energy Inc. ("Cenovus")
4100, 225 – 6 Avenue SW
Calgary, Alberta  T2P 1N2
Item 2.	Date of Material Change

October 24, 2020
Item 3.	Press Release

A news release disclosing the material change was issued by Cenovus on October 25, 2020 through the services of Globe Newswire.
Item 4.	Summary of Material Change

On October 24, 2020, Cenovus entered into an arrangement agreement (the "Arrangement Agreement") with Husky Energy Inc. ("Husky") pursuant to which Cenovus will acquire all of the issued and outstanding common shares of Husky ("Husky Common Shares") by way of a court approved plan of arrangement (the "Plan of Arrangement") under the Business Corporations Act (Alberta) (the "Arrangement"). The Arrangement will result in holders of Husky Common Shares ("Husky Common Shareholders") receiving 0.7845 of a Cenovus common share ("Cenovus Common Share") and 0.0651 of a Cenovus common share purchase warrant ("Cenovus Warrant") in respect of each Husky Common Share held.
Under the terms of the Arrangement Agreement, Cenovus will also acquire all of the issued and outstanding preferred shares of Husky ("Husky Preferred Shares") and will result in each holder of Husky Preferred Shares (the "Husky Preferred Shareholders") receiving one preferred share of Cenovus on substantially identical terms ("Cenovus Preferred Share") in exchange for each Husky Preferred Share. However, if the Preferred Share Condition (as defined below) is not satisfied prior to the effective time of the Arrangement, the Husky Preferred Shares will be excluded from the Arrangement and remain outstanding in accordance with their terms.
Item 5.1	Full Description of Material Change

The Arrangement
On October 24, 2020, Cenovus entered into the Arrangement Agreement with Husky pursuant to which Cenovus has agreed to acquire all of the issued and outstanding Husky Common Shares and Husky Preferred Shares. The Arrangement will be implemented by way of the Plan of Arrangement and is subject to certain conditions as described in more detail below. Assuming the Arrangement is completed, Husky will become a wholly owned subsidiary of Cenovus.
Under the terms of the Arrangement, and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement: (1) each Husky Common Shareholder will receive, in respect of each Husky Common Share, 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant,

with each whole Cenovus Warrant entitling the holder to acquire one Cenovus Common Share at an exercise price of $6.54 for a period of 60 months following completion of the Arrangement ("Closing"); and (2) if the Preferred Share Condition (as defined below) is satisfied prior to the effective time of the Arrangement, each Husky Preferred Share will be exchanged for one Cenovus Preferred Share having substantially identical terms as the Husky Preferred Share exchanged.
Conditions to Completion of the Arrangement
The Arrangement is subject to a number of conditions, including, among others: (1) approval of not less than 66⅔% of the votes cast by holders of Husky Common Shares, and not less than 66⅔% of the votes cast by holders of Husky Common Shares and holders of options to acquire Husky Common Shares voting together as a single class, at a special meeting of Husky securityholders to approve the Arrangement (the "Husky Meeting"); (2) approval of a majority of the votes cast by holders of Cenovus Common Shares ("Cenovus Shareholders") at a special meeting of Cenovus Shareholders (the "Cenovus Meeting"); (3) receipt of all required key regulatory approvals; (4) the conditional approval of the listing of the Cenovus Common Shares and Cenovus Warrants issued to Husky Common Shareholders on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"); (5) holders of not more than 10% of the Husky Common Shares having validly exercised, and not withdrawn, dissent rights; and (6) other customary closing conditions.
The Arrangement is not conditional on Husky Preferred Shareholder approval. However, the exchange of Husky Preferred Shares for Cenovus Preferred Shares under the Arrangement is subject to: (1) approval of not less than 66⅔% of the votes cast by Husky Preferred Shareholders voting together as a single class at the Husky Meeting; and (2) unless otherwise determined by Cenovus in its sole discretion, holders of not more than 10% of the Husky Preferred Shares having validly exercised, and not withdrawn, dissent rights (collectively, the "Preferred Share Condition"). If the Preferred Share Condition is not satisfied prior to the effective time of the Arrangement, the Husky Preferred Shares will not be acquired by Cenovus pursuant to the Plan of Arrangement, will remain outstanding in a subsidiary of Cenovus following Closing and will remain listed for trading on the TSX. If issued, the Cenovus Preferred Shares are expected to be listed on the TSX.
Listing of the Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares will be subject to the satisfaction of all applicable listing conditions of the TSX and NYSE, as applicable. Cenovus has applied to list: (1) the Cenovus Common Shares and Cenovus Warrants on the TSX and NYSE; and (2) the Cenovus Preferred Shares on the TSX.
Representations, Warranties and Covenants
The Arrangement Agreement contains customary representations and warranties made by each of Cenovus and Husky and also contains customary covenants, including, among others, agreements by Cenovus and Husky to conduct their respective businesses in the ordinary course and consistent with past practice during the period between the execution of the Arrangement Agreement and the effective date of the Arrangement and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party. In addition, on the terms and subject to conditions set forth in the Arrangement Agreement, each party has agreed to use its commercially reasonable efforts to obtain all required regulatory approvals subject to exceptions, as outlined in the Arrangement Agreement.

Non-Solicitation and Termination Fee
Each of Cenovus and Husky have agreed not to solicit, assist, initiate or knowingly facilitate or encourage an Acquisition Proposal (as defined in the Arrangement Agreement) from any third party. Each party and its representatives may respond to certain unsolicited Superior Proposals (as defined in the Arrangement Agreement) subject to certain requirements and notification to the other party who has the right to match any Superior Proposal within a five business day match period. The Arrangement Agreement provides for a termination fee of $240 million payable to Husky (in the case of Cenovus) and $150 million payable to Cenovus (in the case of Husky) in certain circumstances if the Arrangement is not completed and the Arrangement Agreement is terminated.
Fairness Opinion and Board Recommendation
RBC Dominion Securities Inc. ("RBC Capital Markets") and TD Securities Inc. ("TD Securities"), financial advisors to Cenovus with respect to the Arrangement, have each advised the board of directors of Cenovus to the effect that, as of the date of their respective opinions, and subject to the assumptions, limitations and qualifications set forth therein, they are of the opinion that the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus.
After considering, among other things, the fairness opinions of RBC Capital Markets and TD Securities, the board of directors of Cenovus unanimously concluded that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Cenovus and authorized the entry by Cenovus into the Arrangement Agreement and all related agreements.
Voting Support and Standstill Agreements
Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l., major shareholders of Husky, which hold approximately 40.19% and 29.32%, respectively, of the issued and outstanding Husky Common Shares, have each entered into a separate hard lock-up agreement with Cenovus (the "Voting Agreements"), pursuant to which such shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting, except in limited circumstances.
In addition to the Voting Agreements, Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. have each entered into a separate standstill agreement with Cenovus (the "Standstill Agreements"), taking effect at Closing, pursuant to which such shareholder will be subject to certain voting requirements, transfer restrictions and other standstill restrictions for a maximum term of five years following Closing, including a lock-up period that will restrict such shareholder from transferring any of its Cenovus Common Shares for a period of 18 months following Closing, subject to certain limited exceptions.
Registration and Pre-Emptive Rights
Any shareholder holding 5% or more of the combined company at Closing that was not party to a registration rights agreement or similar agreement that was in full force and effect as at October 24, 2020 will, upon prior written request, be provided with customary registration and pre-emptive rights at Closing.

Management and Board of Directors of the Combined Company
If the Arrangement is completed, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the board of directors of Cenovus, will serve as Independent Board Chair of the combined company. The remainder of senior management of the combined company will be selected from each of Cenovus and Husky and named prior to Closing. The board of directors of the combined company following Closing will consist of eight members of the current board of directors of Cenovus and four members selected by Husky.
Securityholder Meetings
Further information regarding the Arrangement will be included in a joint information circular that Cenovus and Husky expect to mail to their respective securityholders by mid-November 2020 and both the Cenovus Meeting and the Husky Meeting are expected to be held in December 2020.  The transaction is expected to close in the first quarter of 2021.
The foregoing description of the Arrangement and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. A copy of the Arrangement Agreement has been filed on Cenovus's SEDAR profile and is available for viewing at www.sedar.com.
Item 5.2	Disclosure for Restructuring Transactions

N/A
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A
Item 7.	Omitted Information

N/A
Item 8.	Executive Officer

The name and business telephone number of the executive officer of Cenovus who is knowledgeable about the material change and this report is:
Al Reid
Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel
Telephone at 403-766-2000
Item 9.	Date of Report

November 3, 2020

Forward-Looking Information
This material change report contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus's current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as the combined company's actual results may differ materially from those expressed or implied in this material change report.
This forward-looking information is identified by words such as "estimate", "expect", "may", "will", or similar expressions and includes suggestions of future outcomes, including statements about: the implementation of the Arrangement by way of plan of arrangement; the timing and completion of the Arrangement and the acquisition of all issued and outstanding Husky Common Shares and Husky Preferred Shares, if applicable, on the expected terms; the issuance of Cenovus Common Shares and Cenovus Warrants to be received in respect of each Husky Common Share and, if applicable, Cenovus Preferred Shares exchanged for Husky Preferred Shares, on the expected terms; the consideration to be received by Husky Common Shareholders and Husky Preferred Shareholders, if applicable; the inclusion of the Husky Preferred Shares in the Arrangement; terms of the Cenovus Warrants and the Cenovus Preferred Shares, if applicable; the listing of Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares, if applicable, on stock exchanges; the granting of additional registration rights or pre-emptive rights; the expected timing of the preparation and mailing of the shareholder meeting materials, including the joint circular and the contents thereof; the expected timing and occurrence of the Husky Meeting and the Cenovus Meeting; the expected timing and receipt of required regulatory, court, stock exchange and securityholder approvals for the transaction and the satisfaction of other customary closing conditions; the corporate structure of the combined company following Closing; and the composition of the combined company's board of directors and management following Closing.
Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus, Husky and the combined company and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: the satisfaction of the conditions to closing of the transaction in a timely manner; the completion of the Arrangement on the expected terms and within the expected timeline; the ability of Cenovus to issue Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares, if applicable, as consideration for Husky Common Shares and Husky Preferred Shares, if applicable, on the expected terms; the time required to prepare and mail the meeting materials, including the joint information circular and the contents thereof; the occurrence of the Cenovus Meeting and the Husky Meeting on the expected timeline; the ability of the parties to receive in a timely manner the required regulatory, court, stock exchange and securityholder approvals for the transaction; the exercise of dissent rights by less than 10% of Husky Common Shareholders; the ability to list Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares, if applicable, on stock exchanges; the terms of and expected adherence to the Arrangement Agreement and agreements ancillary to the Arrangement Agreement, including the Voting Agreements, Standstill Agreements, and registration and pre-emptive rights agreements; the expected appointment or election and composition of management and the board of directors of the combined company; the combined company's ability to successfully integrate the businesses of Cenovus and Husky; the combined company's ability to realize the expected benefits of, and synergies from, the transaction and the timing thereof; and general assumptions respecting the businesses and operations of both Cenovus and Husky, including that each will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions.
The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this material change report, include: the ability of the parties to complete the transaction, on the expected timeline or at all, and on the terms contemplated by the Arrangement Agreement, and other ancillary agreements, including the Voting Agreements; the ability of Cenovus and Husky to receive the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, on the expected timeline or at all and costs associated with such approvals; the ability of Cenovus and Husky to satisfy the conditions to the closing of the transaction, in a timely manner or at all; the ability of Cenovus to issue Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares, if applicable, as consideration for Husky Common Shares and Husky Preferred Shares, if applicable, on the expected terms; the ability of Cenovus and Husky to prepare and mail the meeting materials, including the joint information circular on the expected timeline or at all; the occurrence of the Cenovus Meeting and the Husky Meeting on the expected timeline or at all; interloper risk; the corporate structure of the combined company following the closing of the transaction; the emergence of and response to an Acquisition Proposal or a Superior Proposal in respect of either Husky or Cenovus; the possible required payment of a termination fee pursuant to the Arrangement Agreement; the exercise of dissent rights by at least 10% of Husky Common Shareholders; the terms of and expected adherence to the Arrangement Agreement and agreements ancillary to the Arrangement Agreement, including the Voting Agreements, Standstill Agreements, and registration and pre-emptive rights agreements; the ability to list Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares, if applicable, on stock exchanges; the expected appointment or election and composition of the management and board of directors of the combined company; the combined company's ability to realize the anticipated benefits of, and synergies from, the transaction and the timing thereof; the combined company's ability to successfully integrate the businesses of Cenovus and Husky; potential changes to Cenovus's share price, which may negatively impact the value of the consideration offered to Husky Common Shareholders and Husky Preferred Shareholders, if applicable; the consequences of not completing the transaction, including the volatility of the share prices of Cenovus and Husky, negative reactions from the investment community and the required payment of certain costs related to the transaction; changes in legislation, including tax and anti-trust laws; actions taken by government entities or others seeking to prevent or alter the terms of the transaction; potential undisclosed material information or liabilities unidentified during the due diligence process; the interpretation of the transaction by tax authorities; the impacts the transaction may have on the current credit ratings of Cenovus and Husky and the credit rating of the combined company following closing; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions. In addition, Cenovus's, Husky's and the combined company's businesses and operations are subject to numerous risks and uncertainties, including those disclosed in each of Cenovus's and Husky's management's discussion and analysis and annual information form for the year ended December 31, 2019 and management's discussion and analysis for the three and nine months ended September 30, 2020.
Readers are cautioned that the foregoing lists of factors are not exhaustive. Events or circumstances could cause the actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. Readers should carefully consider the risk factors discussed in each of Cenovus's and Husky's management's discussion and analysis and annual information form for the year ended December 31, 2019 and management's discussion and analysis for the three and nine months ended September 30, 2020, all of which are available on SEDAR at sedar.com.
Readers should not place undue reliance on the forward-looking information contained in this material change report, as actual results achieved will vary from the forward-looking information provided herein and the variations may be material. Cenovus makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained in this material change report is made as of the date of this material change report. Except as required by applicable securities law, Cenovus undertakes no obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information. This cautionary statement qualifies all forward-looking information contained in this material change report.